                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

        For the period                   July 25, 2001 to August 7, 2001

                  --------------------------------------------

                                   JACADA LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]     Form 40-F [ _ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes [_] No [X]

                                EXPLANATORY NOTE

         On or about August 2, 2001, Jacada Ltd. sent its shareholders of record copies of its 2000 Annual Report and its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on September 2, 2001 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             JACADA LTD.


                                             By: /s/ Robert C. Aldworth
                                                --------------------------------
                                                Name: Robert C. Aldworth
                                                Title: Chief Financial Officer

Dated: August 7, 2001


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                                                                       EXHIBIT 1

                                   JACADA LTD.

                           11 GALGALEI HAPLADA STREET
                             HERZLIYA 46722, ISRAEL

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON SEPTEMBER 2, 2001

                                                                Herzliya, Israel
                                                                   July 26, 2001

TO THE SHAREHOLDERS OF JACADA LTD.:

         NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Jacada Ltd., a corporation formed under the laws of the State of Israel (the "Company") shall be held on Sunday, September 2, 2001 at 9:00 a.m. (Israel time), at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, for the following purposes:

1. To elect two Directors to the Board of Directors of the Company, both of whom shall serve as an External Director, as such term is defined under Section 1 of the Israeli Companies Law ("External Director");

2. To re-appoint Kost, Forer and Gabbay, a member of Ernst & Young International, as independent auditors and to approve their annual remuneration. The auditors shall audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001;

3. To approve, effective as of January 2, 2001, the amendment of the Jacada Ltd. 1999 Share Option Plan (the "1999 Option Plan");

4. To approve, effective as of January 2, 2001, the grant of Options to members of the Board of Directors of the Company to purchase Ordinary Shares of the Company;

5. To approve the compensation of Mr. Gideon Hollander, Chief Executive Officer of the Company;

6. To amend the Company's Articles of Association to permit the Company to make charitable contributions;

7. To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

         Only shareholders of record at the close of business on July 24, 2001 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your Ordinary Shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your Ordinary Shares are represented at the Meeting if you are unable to attend the Meeting in person.

         By Order of the Board of Directors,

         /s/ Yossie Hollander
         --------------------
         Yossie Hollander
         Chairman of the Board of Directors

                                   JACADA LTD.
                           11 GALGALEI HAPLADA STREET
                             HERZLIYA 46722, ISRAEL

                              ---------------------

                                 PROXY STATEMENT

                              ---------------------

                         ANNUAL MEETING OF SHAREHOLDERS

                              ---------------------

         This Proxy Statement is furnished to the holders (the "Shareholders") of Ordinary Shares, par value NIS 0.01 each (the "Ordinary Shares") of Jacada Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Sunday, September 2, 2001 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

         At the Meeting, Shareholders will be asked:

1. To elect two External Directors to the Board of Directors of the Company;

2. To re-appoint Kost, Forer and Gabbay, a member of Ernst & Young International, as independent auditors and to approve their annual remuneration. The auditors shall audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001;

3. To approve, effective as of January 2, 2001, the amendment of the 1999 Option Plan;

4. To approve, effective as of January 2, 2001, the grant of Options to the Directors of the Company to purchase Ordinary Shares;

5. To approve the compensation of Mr. Gideon Hollander, Chief Executive Officer of the Company;

6. To amend the Company's Articles of Association to permit the Company to make charitable contributions;

7. To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

         The Board of Directors has fixed the close of business on July 24, 2001 as the record date (the "Record Date") for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing, and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business on July 24, 2001, there were 18,469,174 Ordinary Shares entitled to vote.

         This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about August 2, 2001.


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         Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.


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                                   THE MEETING

DATE, TIME AND PLACE

         The Meeting will be held on September 2, 2001 at 9:00 a.m., Israel time, at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

MATTERS TO BE CONSIDERED

         At the Meeting, Shareholders will be asked to consider and vote (1) to elect two External Directors, (2) to appoint the independent auditors and to approve their annual remuneration, (3) to approve, effective as of January 2, 2001, an amendment of the 1999 Option Plan, (4) to approve, effective as of January 2, 2001, the grant of Options to the Directors, (5) to approve Mr. Gideon Hollander's compensation, and (6) to amend the Company's Articles of Association to permit the Company to make charitable contributions. See "ELECTION OF EXTERNAL DIRECTORS", "APPOINTMENT OF INDEPENDENT AUDITORS", "AMENDMENT OF THE 1999 OPTION PLAN", "GRANT OF OPTIONS TO PURCHASE ORDINARY SHARES OF THE COMPANY TO THE DIRECTORS," "MR. GIDEON HOLLANDER'S COMPENSATION," and "AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION TO ALLOW CHARITABLE CONTRIBUTIONS." The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of Meeting. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

RECORD DATE; ORDINARY SHARES OUTSTANDING AND ENTITLED TO VOTE

         Shareholders as of the Record Date (i.e., the close of business on July 24, 2001) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 18,469,174 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote.

QUORUM

         Pursuant to the Company's Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing at least 33 1/3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting.

REQUIRED VOTES

         Election of Directors. Under the Articles of Association of the Company, the Directors shall be elected by the Shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of Directors. Consequently, only Ordinary Shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a majority. Ordinary Shares present at the Meeting that are not voted for a particular nominee or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for such nominee (including broker non-votes) will not be counted toward the achievement of a majority.

         Election of External Directors. Under the new Israeli Companies Law, the Company is required to appoint two external directors. This law provides that a person may not be appointed as an external director unless such person meets certain requirements, including that the person or the person's relative,


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partner, employer or any entity under the person's control, does not have, as of the date of the person's appointment to serve as external director, and has not had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or this controlling entity. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. External directors do not have powers or authority that are different from those granted to all other directors. An external director can be removed from office only under very limited circumstances. Both of the external directors must serve on the Company's statutory audit committee, and at least one external director must serve on each committee of the Board of Directors. An external director is appointed for a term of three years.

         External directors are elected by the shareholders at a shareholders meeting, provided that either the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of such election or the total number of shares voted against the election does not exceed one percent of the aggregate voting rights in the company. Consequently, only Ordinary Shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a majority. Ordinary Shares present at the Meeting that are not voted for a particular nominee or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for such nominee (including broker non-votes) will not be counted toward the achievement of a majority.

         Appointment of Independent Auditors and Approval of Their Annual Remuneration. Independent auditors shall be elected and their annual remuneration shall be fixed by the Board of Directors pursuant to the authorization of the shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting for the appointment of the independent auditors and for the authorization of the Board of Directors to fix the auditors' annual remuneration. Ordinary Shares present at the Meeting that are not voted for the independent auditors' appointment and for authorization of the Board of Directors to fix the auditors' annual remuneration or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment of the independent auditors and for the authorization of the Board of Directors to fix the auditors' annual remuneration (including broker non-votes) will not be counted toward the achievement of a majority.

         Amendment of the 1999 Option Plan. The amendment to the 1999 Option Plan shall be approved by the Shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the approval of the proposed amendment of the 1999 Option Plan. Ordinary Shares present at the Meeting that are not voted for the proposed amendment of the 1999 Option Plan and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed amendment of the Plan (including broker non-votes) will not be counted toward the achievement of a majority.

         Grant of Options to the Directors to Purchase Ordinary Shares of the Company. The grant of Options to the Directors to purchase Ordinary Shares of the Company shall be approved by the Shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the approval of the proposed grant of Options to the Directors. Ordinary Shares present at the Meeting that are not voted for the proposed grant of Options to the Directors and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed grant of the Options to the Directors (including broker non-votes) will not be counted toward the achievement of a majority.


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

         Mr. Gideon Hollander's Compensation. The compensation of Mr. Gideon Hollander, Chief Executive Officer of the Company, for the years 2000-2001, including remuneration, bonuses and options, shall be approved by the Shareholders at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the approval of the proposed compensation. Ordinary Shares present at the Meeting that are not voted for the proposed compensation and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed compensation (including broker non-votes) will not be counted toward the achievement of a majority.

         Amendment of the Company's Articles of Association to Permit Charitable Contributions. The amendment to the Company's Articles of Association shall be approved by the Shareholders at the Annual General Meeting of the Company, by the vote of the holders of not less than 75% of the voting power represented at such meeting in person or by proxy and voting on the approval of the proposed amendment. Ordinary Shares present at the Meeting that are not voted for the proposed amendment and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed amendment (including broker non-votes) will not be counted toward the achievement of the 75% requirement.

VOTING AND REVOCATION OF PROXIES

         Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

         Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted FOR election of the External Directors named herein, FOR the appointment of independent auditors named herein and approval of their remuneration, FOR approval of the amendment to the 1999 Option Plan as detailed herein, FOR approval of the Grant of Options to the Directors to purchase Ordinary Shares of the Company as detailed herein, FOR approval of Gideon Hollander's compensation as detailed herein, and FOR approval of the amendment to the Company's Articles of Association to permit charitable contributions.

         Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

         Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. ATTENDANCE WITHOUT VOTING AT THE MEETING WILL NOT IN AND OF ITSELF CONSTITUTE REVOCATION OF A PROXY.

PROXY SOLICITATION

         The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been


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requested to forward soliciting material to the beneficial owners of Ordinary
Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

                         ELECTION OF EXTERNAL DIRECTORS

         At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominee) will be voted for the election of Ms. Naomi Atsmon as an External Director of the Company, as of June 4, 2001, who shall hold office until June 4, 2004, unless such Director's office is earlier vacated under any relevant provision of the Articles of Association of the Company and/or the Israeli Companies Law, as amended from time to time. In addition, at the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominee) will be voted for the election of Mr. Ohad Zuckerman as an External Director of the Company, as of December 26, 2000, who shall hold office until December 26, 2003, unless such Director's office is earlier vacated under any relevant provision of the Articles of Association of the Company and/or the Israeli Companies Law, as amended from time to time.

         The Board of Directors will present the following Ordinary Resolutions at the Annual General Meeting:

                  "RESOLVED, that Ms. Naomi Atsmon be, and she hereby is, appointed to serve as an External Director of the Company as of June 4, 2001, for a term of 3 years, until June 4, 2004."

                  "FURTHER RESOLVED, that Mr. Ohad Zuckerman be, and he hereby is, appointed to serve as an External Director of the Company, as of December 26, 2000, for a term of 3 years, until December 26, 2003."

         For the foregoing resolutions to be adopted, the affirmative vote of the holders of either the majority of Ordinary Shares voted at the Meeting, including at least one third of the Ordinary Shares of non-controlling shareholders voted at the Meeting, must vote in favor of such election or the total number of Ordinary Shares voted against the election must not exceed one percent of the aggregate voting rights in the Company, represented at the Meeting in person or by proxy and voting thereon. Only Ordinary Shares that are voted in favor of a particular nominee will be counted toward such nominee's achievement of a majority. Ordinary Shares present at the Meeting that are not voted for a particular nominee or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for such nominee (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

                APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL
                          OF THEIR ANNUAL REMUNERATION

         At the Annual General Meeting, it is intended that Kost, Forer and Gabbay, Certified Public Accountants (Israel) and a member of Ernst & Young International, will be re-nominated by the Board of Directors of the Company for reappointment as auditors of the Company for the fiscal year ending December 31, 2001.

         The Board of Directors will present the following Ordinary Resolution at the Annual General Meeting:


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                  "RESOLVED, that the Company's auditors, Kost, Forer, and
                  Gabbay be, and they hereby are, reappointed as auditors of the Company. The auditors shall audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2001. The Board of Directors be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolution re-appointing Kost, Forer, and Gabbay as auditors of the Company. Consequently, only Ordinary Shares that are voted in favor of Kost, Forer, and Gabbay will be counted toward their achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for Kost, Forer, and Gabbay (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

                        AMENDMENT OF THE 1999 OPTION PLAN

         At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of the amendment, effective as of January 2, 2001 of the 1999 Option Plan as follows:

         The Board of Directors will present the following Ordinary Resolutions at the Annual General Meeting:

                  "RESOLVED, to approve, effective as of January 2, 2001, an increase in the number of Ordinary Shares reserved under the 1999 Option Plan by 1,800,000 Ordinary Shares, so that the number of Ordinary Shares reserved under the 1999 Option Plan shall be 3,600,000, and to approve and ratify the Board of Directors' resolution so amending the 1999 Plan; and

                  FURTHER RESOLVED, that the appropriate officers and directors be, and they hereby are, authorized and directed to do all things necessary or appropriate to accomplish the amendment of the 1999 Option Plan to increase the number of Ordinary Shares available for distribution thereunder as provided in the foregoing resolution."

         The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolutions to approve the above proposed amendment of the 1999 Option Plan. Ordinary Shares present at the Meeting that are not voted for the proposed amendment of the 1999 Option Plan and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed amendment of the Plan (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.


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                  GRANT OF OPTIONS TO THE DIRECTORS TO PURCHASE
                          ORDINARY SHARES OF THE COMPANY

         At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of the grant of Options to the Directors to purchase Ordinary Shares of the Company as follows:

         The Board of Directors will present the following Ordinary Resolutions at the Annual General Meeting:

                  "RESOLVED, to ratify and approve the Board of Directors' resolution, dated January 2, 2001, to grant to Directors of the Company, pursuant to the 1999 Option Plan, Options to purchase an aggregate of 350,000 Ordinary Shares, par value NIS 0.01 per share, as detailed in the aforementioned Board resolution, at an exercise price of US $4.625 per share.

                  FURTHER RESOLVED, to ratify and approve the resolution of the Compensation Committee of the Board of Directors, dated July 11, 2001 to grant to Ms. Naomi Atsmon, as a new member of the Board of Directors of the Company, pursuant to the 1999 Option Plan, Options to purchase an aggregate of 30,000 Ordinary Shares, par value NIS 0.01 per share, as detailed in the aforementioned resolution of the Compensation Committee, at an exercise price of US $2.89 per share."

         The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolutions to approve the above proposed grant of Options to the Directors to purchase Ordinary Shares of the Company. Ordinary Shares present at the Meeting that are not voted for the proposed grant of Options to the Directors and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed grant of the Options to the Directors (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

                          MR. HOLLANDER'S COMPENSATION

         At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of Mr. Gideon Hollander's compensation as follows:

         The Board of Directors will present the following Ordinary Resolutions at the Annual General Meeting:

                  "RESOLVED, that the compensation of Mr. Gideon Hollander for the years 2000-2001, including remuneration, bonuses and options, is hereby approved.

                  FURTHER RESOLVED, that the Board of Directors be, and hereby is, authorized to approve the acceleration of the vesting of the options granted to Mr. Gideon Hollander pursuant to his employment agreement with Jacada, Inc., as amended from time to time."


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

         The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolutions concerning Mr. Hollander's compensation. Ordinary Shares present at the Meeting that are not voted for the proposed compensation and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed compensation (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

           AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION TO ALLOW
                            CHARITABLE CONTRIBUTIONS

         BACKGROUND

         Israel's Companies Law provides that a company may make charitable contributions if its Articles of Association expressly permit it to do so. The Board of Directors believes that the Company has an obligation to act as a responsible citizen of the communities in which it operates, and accordingly the Company should support worthwhile causes.

         PROPOSAL

         At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of the amendment to the Articles of Association as follows:

         The Board of Directors will present the following Special Resolution at the Annual General Meeting:

                  "RESOLVED, that Article 35 of the Company's Articles of Association ("Powers of the Board of Directors") be amended by adding a new subsection (d) at the end thereof, to read as follows:

                      "35(d) Charitable Contributions

                           TO THE EXTENT PERMITTED BY THE COMPANIES LAW, THE
                  COMPANY MAY ELECT TO CONTRIBUTE REASONABLE AMOUNTS TO WORTHY CAUSES. THE BOARD OF DIRECTORS MAY DETERMINE THE CAUSES TO WHICH THE COMPANY SHOULD CONTRIBUTE AND THE AMOUNTS OF ANY SUCH CONTRIBUTIONS."

         The affirmative vote of the holders of not less than 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of this Special Resolution.

                                  ANNUAL REPORT

         A copy of the Company's 2000 Annual Report to Shareholders (including the Financial Statements) is being furnished to Shareholders concurrently herewith.


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         IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY BY MAIL. THE PROXY
MAY BE REVOKED AT ANY TIME BY YOU BEFORE IT IS EXERCISED. IF YOU ATTEND THE MEETING IN PERSON, YOU MAY WITHDRAW ANY PROXY AND VOTE YOUR OWN ORDINARY SHARES.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Yossie Hollander
--------------------
Yossie Hollander
Chairman of the Board of Directors
Dated: July 26, 2001


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